Exhibit 99.1

IsoEnergy Confirms High Grade Uranium Mineralization on the Hurricane South Trend, with up to 4.21% U3O8 over 3.5 m, including up to 11.6% U3O8 over 1.0 m

TORONTO, May 12, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce assay results from its recently completed 2026 winter exploration drilling program at the Larocque East project (the "Project"), home to the high-grade Hurricane deposit ("Hurricane" or the "Deposit"), in the eastern Athabasca Basin, Canada. The results include high-grade uranium mineralization intersected within the newly reinterpreted fault zone along the Hurricane South Trend, highlighting the potential to expand mineralization beyond the current resource footprint.

Hurricane hosts a current Mineral Resource of 48.6 Mlb U3O8 at 34.5% U3O8 Indicated, and 2.7 Mlb U3O8 at 2.2% U3O8 Inferred (See "Qualified Person Statement" below). The Project benefits from excellent infrastructure, located approximately 40 km northwest of the McClean Lake mill, and features relatively shallow mineralization at approximately 325 m depth, supporting efficient exploration and future development optionality. The Deposit is located on the Larocque Trend, an important regional structure that also hosts other notable high-grade occurrences including those on Cameco and Orano's Dawn Lake joint venture.

Highlights

•	High-grade assays returned from hole LE26-248, 4.21% U3O8 over 3.5 m, including 11.61% U3O8 over 1.0 m (Figures 1 and 2).
•	Additional notable intercepts include 2.75% U3O8 over 0.5 m in LE26-234 and 1.75% U3O8 over 0.5 m in LE26-243 on the Hurricane South Trend (Figure 1, Table 1).
•	Assay results confirm previously reported radioactivity (see news release dated April 7, 2026), validating uranium mineralization along the Hurricane South Trend, and continue to demonstrate strong potential for expansion beyond the current resource footprint.
•	Follow-up summer drill program planned with approximately 8,000 metres across 20 holes, focused on targeting the highly prospective Hurricane South Trend.

Table 1: Selected Geochemistry Highlights, 2026 Winter Drilling Program, Laroque East Project1 (CNW Group/IsoEnergy Ltd.)

[1] See Table 2 for a listing of individual 0.5 m mineralized intervals defined as intervals over which average RS-125 handheld spectrometer readings on drill core exceeded 350 cps and related assay values
[2] Radioactivity is total gamma from drill core measured with an RS-125 hand-held spectrometer
[3] Individual 0.5 m interval cps values reported throughout this press release are averages of three readings taken over the 0.5 m interval
[4] Measurements of total gamma cps on drill core are an indication of uranium content but may not correlate with uranium chemical assays
[5] All reported depths and intervals are drillhole depths and intervals, and do not represent true thickness, which have yet to be determined

Dan Brisbin, Vice President of Exploration, stated, "The LE26-248 intersection is important as it is located along the southernmost known fault strands within the Hurricane fault zone, where drill hole density is lower than on faults to the north that host the high-grade Hurricane uranium mineralization. This intersection, along with mineralization intersected in step-out holes to the east like LE26-243 and LE26-234, highlights the potential along the Hurricane South Trend. We look forward to further testing this mineralized trend in the summer and our Project team is well advanced in program planning".

2026 Drill Hole (at UNCO)
2026 Mineralized Drill Hole (at UNCO)
Historical Drill Hole (at UNCO)
Section Location
Interpreted L Zone
ANT Anomaly (at UNCO)
High Grade Domain
Medium Grade Domain
Low Grade Domain
IsoEnergy Ltd.
Larocque East Property
Hurricane Deposit
LE26-239
0.82 % U_3O_8 / 1.0 m
LE25-218
0.31 % U_3O_8 / 0.5 m
LE26-233
North Trend
Main Trend
South Trend
A
A'
Dawn Lake JV
Cameco - Orano
LE26-247
LE26-245
LE26-236
LE26-246
LE26-235
LE26-237
LE26-244
0.92 % U_3O_8 / 0.5 m
LE26-248
4.21% U_3O_8/ 3.5 m
incl. 11.61% U_3O_8/ 1.0 m
LE26-249
0.91 % U_3O_8 / 0.5 m
LE26-241
0.56 % U_3O_8 / 0.5 m
LE26-243
1.75 % U_3O_8 / 0.5 m
and
0.60 % U_3O_8 / 0.5 m
LE22-115A
1.00 % U_3O_8/ 2.0 m
incl. 3.30 % U_3O_8/ 0.5 m
LE21-101
0.60 % U_3O_8 / 4.5 m
incl. 3.1 % U_3O_8 / 0.5 m
LE25-207
1.61 % U_3O_8 / 0.5 m
and
1.71 % U_3O_8 / 0.5 m
LE25-210
0.12 % U_3O_8 / 2.5 m
and
0.49 % U_3O_8 / 0.5 m
LE26-234
1.00 % U_3O_8/ 1.5 m
incl. 2.75 % U_3O_8/ 0.5 m
and
0.34 % U_3O_8/ 0.5 m
0 50 100
Meters
NAD 83 ZONE 13N
544,500E m
544,750E m
545,000E m
6,496,750N m
6,496,250N m

Figure 1 – 2026 winter drill holes in the Hurricane Deposit area. Mineralization highlights are U3O8 for mineralized 2026 drill holes (&gt;350 cps / 0.5 m measured with an RS-125 spectrometer) and for selected pre-2026 drill holes referred to in the text. (CNW Group/IsoEnergy Ltd.)

Larocque East
Hurricane Deposit
Section 4485
Looking East
IsoEnergy Ltd.
A
A'
200 m
100 m
0 m
LE26-248
4.21% U_3O_8
3.5 m
including
11.61% U_3O_8
1.0 m
Sandstone
Basement
UNCO
LE20-46
LE20-48
LE20-71
LE21-107
LE21-82
LE21-103
LE19-12
LE19-11
LE26-246
40 m
H-Fault
I-Fault
J-Fault
K-Fault
L-Fault Zone
% U_3O_8 Chemical Analysis
Drillhole
Fault
Fault Zone
Sandstone
Graphitic Pelite
Pelite
Semi-Pelite
Granodiorite
Hurricane Deposit

Figure 2 – Hurricane deposit cross section 4485E showing location of strong uranium mineralization intersected at the unconformity in 2026 drill hole LE26-248 along the newly reinterpreted L Fault Zone within the Hurricane South Trend. The cross section is drawn looking east and depicts geology from approximately 100 m above the unconformity to approximately 150 m below the unconformity. LE26-248 intersected 11.61% U3O8 over 1.0 m in a portion of the deposit previously modelled as low-grade mineralization (Figure 1, Table 2). (CNW Group/IsoEnergy Ltd.)

Table 2: Comparison of uranium geochemistry results with RS-125 spectrometry radiometry results for seven winter 2026 drill holes in which continuous split core sampling was done in sample intervals in which radioactivity exceeded 350 cps over 0.5 m (as an average of three measurements with the RS-125 in each 0.5 m interval). (CNW Group/IsoEnergy Ltd.)

Operational Update Regarding Northern Saskatchewan Flooding

IsoEnergy's operations at the Larocque East Project are not currently impacted by the ongoing flooding in northern Saskatchewan. We are monitoring the situation closely. Our thoughts are with the communities affected across the region.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration, who is a "Qualified Person" (as defined in NI 43-101 - Standards of Disclosure for Mineral Projects). See the April 6, 2026 press release for information on quality assurance/quality control procedures, as well as the complete exploration results from the previous programs disclosed herein. Dr. Brisbin has verified the data disclosed herein. Data verification procedures included comparing radioactivity measured on core with the RS-125 spectrometer to radioactivity measured downhole with the 2PGA probe, comparing RS-125 data to cps values marked on core boxes in core photos, and checking reported composite lengths and cps values.

For additional information regarding the Company's Larocque East Project, including the current mineral resource estimate for IsoEnergy's Hurricane Deposit, please see the technical report entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available on the Company's profile at www.sedarplus.ca

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information
This press release contains forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities for 2026 and the anticipated results thereof. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as  planned and will be reported when anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates
The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada and Australia, as applicable, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the "SEC").  Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

View original content to download multimedia:https://www.prnewswire.com/news-releases/isoenergy-confirms-high-grade-uranium-mineralization-on-the-hurricane-south-trend-with-up-to-4-21-u3o8-over-3-5-m-including-up-to-11-6-u3o8-over-1-0-m-302769438.html

SOURCE IsoEnergy Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/12/c6891.html

%CIK: 0001997377

For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca,1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 12-MAY-26